SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Omega Worldwide, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    68210B108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Todd P. Robinson
                            2307 Princess Ann Street
                        Greensboro, North Carolina 27408
                            Telephone: (336) 286-2087
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With copies to:

                            Barney Stewart III, Esq.
                             Moore & Van Allen, PLLC
                        100 North Tryon Street, Floor 47
                      Charlotte, North Carolina 28202-4003

                                 March 25, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.: 68210B108

---------------- --------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   ###-##-####

                 TODD P. ROBINSON
---------------- --------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]

                                                                           (b) [ ]
---------------- --------------------------------------------------------------------------------
       3         SEC USE ONLY

---------------- --------------------------------------------------------------------------------
       4         SOURCE OF FUNDS

                 PF
---------------- --------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                 TO ITEM 2(d) OR 2(e)                                          [ ]
---------------- --------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 UNITED STATES
---------------- --------- ----------------------------------------------------------------------
   NUMBER OF        7      SOLE VOTING POWER
    SHARES                 714,957
                 --------- ----------------------------------------------------------------------
 BENEFICIALLY       8      SHARED VOTING POWER
   OWNED BY
                 --------- ----------------------------------------------------------------------
EACH REPORTING      9      SOLE DISPOSITIVE POWER
                           714,957
                 --------- ----------------------------------------------------------------------
PERSON WITH         10     SHARED DISPOSITIVE POWER

---------------- --------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 714,957
---------------- --------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

---------------- --------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.83%
---------------- --------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON

                 IN


---------------- --------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

        The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share ("Common Stock"), of Omega Worldwide, Inc. (the "Issuer"), a Maryland corporation, with principal offices located at 900 Victors Way, Suite 345, Ann Arbor, Michigan 48108.

ITEM 2.  IDENTITY AND BACKGROUND

        (a)    Todd P. Robinson

        (b)    2307 Princess Ann Street, Greensboro, North Carolina  27408

        (c)    Self-employed private investor

        (d) Mr. Robinson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Mr. Robinson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The shares of Common Stock reported as beneficially owned by Mr. Robinson in Item 5 were purchased in open market and negotiated transactions with approximately $2,846,000 of Mr. Robinson's personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

        Mr. Robinson acquired and holds the shares of Common Stock reported in
Item 5 for general investment purposes. He may acquire additional shares of Common Stock through open market or privately negotiated transactions or may dispose of some or all of the shares in open market or negotiated transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        (a) Mr. Robinson beneficially owns 714,957 shares, or 5.83%, of the issued and outstanding shares of Common Stock, based upon information provided in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998.

        (b) Mr. Robinson holds sole voting and investment power with respect to the shares of Common Stock beneficially owned by him.

        (c) The following table provides information on the shares of Common Stock purchased or sold by Mr. Robinson during the past 60 days.

                                NUMBER OF    PRICE PER
           DATE                   SHARES       SHARE      TRANSACTION*
           -------------------- ----------- ------------- ---------------------
           March 10, 1999          1,800       3.875     Open market purchase
           March 12, 1999          5,000       3.813     Open market purchase
           March 11, 1999          8,000       3.875     Open market purchase
           March 19, 1999        100,000       3.406     Open market purchase
           March 19, 1999          5,000       3.531     Open market purchase
           March 18, 1999          1,000       3.750     Open market sale
           March 18, 1999          2,000       3.750     Open market sale
           March 18, 1999          2,000       3.750     Open market sale
           March 17, 1999          7,000       3.750     Open market purchase
           March 23, 1999        100,000       3.656     Block purchase
           March 25, 1999          2,300       3.492     Open market purchase
           March 25, 1999          1,000       3.750     Open market sale
           March 25, 1999          1,000       3.750     Open market sale
           March 25, 1999        160,400       3.563     Block purchase
           ---------
           *  All transactions were effected through a registered broker-dealer.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

        Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        None.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 5, 1999

                               /s/ Todd P. Robinson
                                ------------------------------------
                                Todd P. Robinson